Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors and Stockholders

AEP Industries Inc.:

We consent to the use of our report dated February 11, 2004, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows and the financial statement schedule for the years then ended, incorporated by reference herein.

Our report with respect to the 2003 and 2002 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of November 1, 2001 and revisions to the 2001 consolidated financial statements to include the required transitional disclosures.

/s/ KPMG LLP
Short Hills, New Jersey
December 29, 2004